UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                FORM 12B-25
                              SEC FILE NUMBER
                                  0-23634


                        NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

                  For Period Ended:   December 31, 2000
                                    ---------------------
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR

                  For the Transition Period Ended: ___________________________




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

KFx Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

3300 East First Avenue, Suite 290
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Address of Principal Executive Office (Street and Number)

Denver, Colorado USA 80206
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

        (a)   The reasons described in reasonable detail in Part III of
              this form could not be eliminated without unreasonable effort or expense;
|X|     (b)   The subject annual report, semi-annual report, transition
              report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c)   The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete the information for the timely presentation of its Annual Report on Form 10-K for the period ended December 31, 2000 due to the fact that the Registrant requires additional time to gather and compile the financial and other information required to prepare such Annual Report. The Registrant is in the process of gathering and compiling such information and will file such Annual Report as soon as practically possible.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Seth L. Patterson          (303)          293-2992
          ----------------------  --------------- ------------------
           (Name)                   (Area Code)   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                |X| Yes |_| No

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(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               |X| Yes  |_| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                                  KFx Inc.
                -------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 3, 2001             By       /s/ Seth L. Patterson
     ----------------                         ------------------
                                              Seth L. Patterson
                                              Executive Vice President and
                                              Chief Financial Officer


    The Registrant expects significant changes in its results of operations for the fiscal year ended December 31, 2000 compared to the fiscal year ended December 31, 1999. Anticipated condensed financial information for these years is contained in the table below. The changes from 1999 to 2000 reflect (a) $1 million of K-Fuel license fee revenue (which contributed $750,000 to operating income) in 1999 only offset by approximately $360,000 of increased Pegasus revenues from 1999 to 2000,
    (b) increased operating loss from 1999 to 2000 at the Pegasus segment approximating $650,000, as Pegasus expanded its business and increased its research and development activities, largely offset by an approximate $570,000 reduction in the operating loss at the K-Fuel segment and at the KFx corporate level due to staffing and various other cost reductions, (c) a $4 million non-operating impairment provision in 1999 related to the sale of KFP and (d) the accretion of Debenture premium, as a non-operating expense, in 2000 only approximating $1.4 million. The information below for 2000 is subject to resolution of issues noted in Part III of this Form 12b-25, and completion of the audit of the Company's 2000 financial statements.



                                    Twelve Months              Twelve Months
                                        Ended                      Ended
                                       12/31/00                   12/31/99
STATEMENTS OF OPERATIONS               --------                   --------


Operating revenues                  $2,215,000                   $2,850,800

Operating loss                      $(8,305,000)                 $(7,477,042)

Net loss                            $(10,920,000)                $(12,730,427)

Basic and diluted loss per share    $(.44)                       $(.53)